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                              July 8, 2021

       Bernie G. Wolford, Jr.
       President and Chief Executive Officer
       DIAMOND OFFSHORE DRILLING, INC.
       15415 Katy Freeway, Suite 100
       Houston, TX 77094

                                                        Re: DIAMOND OFFSHORE
DRILLING, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed June 22, 2021
                                                            File No. 333-257281

       Dear Mr. Wolford:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed June 22, 2021

       General

   1. We note your disclosure that selling stockholders will determine at what price they may sell the shares offered
by this prospectus, and such sales may be made at fixed prices, prevailing market
prices at the time of the sale, varying prices determined at the time of sale, or negotiated
prices. We further note your disclosure that there is currently no established public
trading market for the shares, and that you do not currently intend to apply for a listing of
the common stock on a national securities exchange. Accordingly, please revise your
prospectus cover page, and elsewhere as appropriate, to disclose an initial fixed price or
bona fide price range at which the shares of your common stock will be sold until such
shares are listed on a national securities exchange or quoted on a trading market such as the OTC
Bulletin Board, OTCQX or OTCQB, at which time they may be
 Bernie G. Wolford, Jr.
DIAMOND OFFSHORE DRILLING, INC.
July 8, 2021
Page 2
      sold at prevailing market prices or in privately negotiated transactions. Refer to Item
      501(b)(3) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



                                                            Sincerely,
FirstName LastNameBernie G. Wolford, Jr.
                                           Division of Corporation Finance
Comapany NameDIAMOND OFFSHORE DRILLING, INC.
                                           Office of Energy & Transportation
July 8, 2021 Page 2
cc:       Shelton Vaughan
FirstName LastName